

June 24, 2015

Via E-mail
Charles Obert
Senior Vice-President - Chief Accounting Officer and Corporate Controller
Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square
Suite 1100
Cleveland, Ohio 44113

     Re: **Forest City Enterprises, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed February 24, 2015
           File No. 001-04372

Dear Mr. Obert:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Jennifer Gowetski

                                       Jennifer Gowetski
                                       Special Counsel